Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817
ADDITIONAL INFORMATION
In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction. Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention: Investor Relations, 1-800-226-4375.
The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Acquisition of Harbor Florida Bancshares, Inc. Investor Presentation July 11, 2006

Regulation MA Disclosure This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Harbor Florida Bancshares, Inc., including future financial and operating results, the resulting company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City Corporation's and Harbor Florida Bancshares, Inc.'s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares, Inc.'s stockholders to approve the merger; the risk that the business will not be integrated successfully; the risk that the cost of savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City Corporation's and Harbor Florida Bancshares, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Report on Form 10-K of National City Corporation and the 2005 Annual Report on Form 10-K of Harbor Florida Bancshares, Inc., and in the Quarterly Reports on Form 10-Q of National City Corporation and Harbor Florida Bancshares, Inc., filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and the companies' respective internet sites at www.NationalCity.com and www.harborfederal.com. Stockholders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, Inc., without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov) and the companies' respective internet sites at www.NationalCity.com and www.harborfederal.com. Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East 9th Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares, Inc. at P.O. Box 249, Fort Pierce, Florida 34954-0249 Attention: Investor Relations, 1-772-460-7002. The respective directors and executive officers of National City Corporation and Harbor Florida Bancshares, Inc. and other persons may be deemed to be participants in the solicitations of proxies in respect of the proposed acquisition. Information regarding National City Corporation's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by National City Corporation on March 8, 2006, and information regarding Harbor Florida Bancshares, Inc. 's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Harbor Florida Bancshares, Inc. on December 16, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Harbor Florida Bancshares, Inc. (Nasdaq: HARB) Based in Fort Pierce, Florida $3.2 billion asset thrift 40 branches Primary focus on retail banking and real estate lending Successful record of growth and profitability

Strategic Rationale Expansion into higher growth market Well-run franchise with solid market position to build on Ability to leverage National City's capital base, technology and products Significantly augments National City's existing Florida presence

Expanding into High-Growth Markets Total Households Projected HH Growth (1) Projected HH Growth (HH > $50K) (1) United States 112,448,901 6.5% 22.2% National City Footprint (2) 15,872,715 2.2% 18.0% Growth Initiatives Cincinnati 820,568 4.6% 21.1% St. Louis 1,101,292 5.5% 21.7% Chicago 3,427,888 4.9% 16.8% Harbor Florida 1,393,783 16.8% 35.5% Projected household growth from 2005 through 2010 from U.S. census data County deposit weighted average numbers except households Source: SNL Financial

Harbor Florida is a Well-Run Franchise Net Loans Assets Deposits Net Income East 0.128 0.137 0.134 0.163 Twelve months ended 3/31/06 Harbor Florida Peer Median (1) Return on Ave. Assets 1.6% 0.7% Return on Ave. Equity 15.2% 10.3% Net Interest Margin 3.9% 3.6% Efficiency Ratio 41.8% 65.1% Peers include Florida-based banking institutions of similar size to Harbor Florida

Strong Market Position Well-positioned branch network provides a meaningful base for growth National City to support growth with: Higher marketing spend De novo branches Broader product set Lower cost of capital Harbor Florida Footprint Harbor Florida Footprint Harbor Florida Footprint Harbor Florida Footprint Rank Institution Branch Count (1) Deposit Share (2) 1 Wachovia (3) 107 22.1% 2 Bank of America 94 16.7% 3 SunTrust 80 12.9% 4 Harbor Florida 40 5.7% 5 Riverside Banking 49 5.4% 6 Colonial BancGroup 33 4.7% 7 Seacoast Banking 31 4.3% 8 Washington Mutual 34 4.2% 9 Regions Financial 36 3.1% 10 Alabama National 21 3.0% Source: SNL Financial As of 3/31/06 Based on 6/05 FDIC data Pro forma for Golden West acquisition

National City Offices As of July 2006; States with National City presence highlighted in green

Summary Terms Pricing $45 for each Harbor Florida share Structure Exchange ratio based on average 10 days prior to Fed approval, equating to $45 per Harbor share Tax free exchange Aggregate Value $1.1 billion Termination Fee $40 million Expected Closing Fourth quarter 2006 Approvals Normal regulatory/Harbor shareholder approvals Due Diligence Completed over 11 days (4 days on site) 30 National City participants Focus on franchise quality/market opportunities

Transaction Multiples Harbor Florida Transaction Comparable Transactions (1) Comparable Transactions (1) Harbor Florida Transaction Median Average Price/LTM EPS 21.8x 26.8x 30.4x Price/2006 Estimated EPS (2) 20.9x 25.4x 24.7x Price/Tangible Book Value 324% 307% 355% Price/Book Value 321% 273% 306% Implied Core Deposit Premium 42% 30% 28% Comparable transactions: Florida Bank & Thrift deals greater than $450 million in assets since 1/1/2004 (9 deals) 2006 estimated EPS based on FYE 9/30/06 for Harbor Florida

Expected Timeline Announcement July 11, 2006 Shareholder approval 4Q-06 Regulatory approval 4Q-06 Closing 4Q-06

Internal Rate of Return Assumptions IRR of ~14% Assumptions 15% expense savings phased in over 18 months 5% - 10% revenue synergies Terminal multiple of 15x $125 million in excess capital released $37 million in pre-tax one-time merger- related costs

Accretion Assumptions Accretion of $0.03 per share in 2007 and $0.04 per share in 2008 Assumptions 100% stock transaction Repurchase equivalent number of shares in year 1 15% cost savings phased in over 18 months No revenue synergies

Management Structure Existing management remains in place National City additions: Credit officer Retail banking specialist Integration manager

Establishing the National City Brand Establish the National City presence in a meaningful and memorable way Integrated approach Media and advertising Direct mail Branch merchandising Demonstrate commitment to Harbor Florida's marketplace, including local events and sponsorships

Revenue Growth Opportunities Retail household acquisition Direct marketing Bank at work De novo branching Retail household expansion Enhanced product set Points from National City

Revenue Growth Opportunities Wealth management New offering for Harbor Florida customers Retail branch presence and National City's existing wealth management operations are complementary Corporate banking Commercial real estate Treasury management Additional product offerings (e.g. derivatives, leasing) Middle market lending

Summary of Transaction Rationale Well-run franchise with proven track record of solid organic growth Attractive branch network with opportunity to expand Favorable market demographics Ability to leverage National City's capital base, technology and products

Appendix

Summary Statistics ($ in millions) National City Harbor Florida Portfolio Loans $102,269 $2,518 Assets $140,231 $3,214 Deposits $81,416 $2,211 Equity $12,622 $338.1 Earnings (qtr ended 3/31/06) $458.8 $12.4 NPAs/Assets 0.46% 0.09% Reserves/Loans 0.98% 0.82% Employees 33,848 694 Branches 1,230 40 ATMs 1,949 42 As of 3/31/06